Filed by Sears, Roebuck and Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Sears, Roebuck and Co. and Kmart Holding Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sears’ and Kmart’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Sears and Kmart stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Sears’ and Kmart’s results to differ materially from those described in the forward-

looking statements can be found in the 2003 Annual Reports on Forms 10-K of Sears and Kmart filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing the definitive joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Sears and Kmart without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary, or to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary.

     The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’ proposed directors and executive officers, Sears’ and Kmart’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

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Institutional Shareholder Services Presentation Alan J. Lacy Chairman and Chief Executive Officer Sears, Roebuck and Co. March 4, 2005

Agenda Merger Overview Transaction Details Involvement and Oversight by Sears Board of Directors Strategic Rationale Creation of Strong Board of Directors Summary

Merger Overview Combination of Sears and Kmart to form nation's third largest broadline retailer: Approximately $55 billion in annual revenues Nearly 3,500 domestic store locations: 2,350 Full-line and Off-mall stores 1,100 Specialty stores 400,000 Associates Formation of Sears Holdings Corporation Wal-Mart Home Depot Sears Holdings Target Sears Lowe's Best Buy Kmart JCPenney Kohl's Circuit City 75000 64816 55000 46781 41124 30838 24547 23500 17786 10282 9745 Wal-Mart Sears Holdings Home Depot Kmart Target JCPenney Lowe's Sears Best Buy Circuit City Kohl's 2949 2353 1707 1482 1313 1020 952 871 608 599 542 2003 Revenues ($B) *Pro forma total adjusted for Sears' divested businesses Full-Line and Off-Mall Stores **Excludes Mervyn's and Marshall Field's stores * **

Transaction Details Sears, Roebuck and Co. shares: 55% converted to Sears Holdings common stock at rate of 1 to 0.5 45% converted to cash at rate of $50 per share Offer currently represents 31% premium over average closing share price during 30 trading days prior to announcement* Sears shareholders able to elect between cash and stock subject to pro- ration ESL will elect stock, freeing up cash for other Sears stockholders; ESL remains subject to pro-ration if stock election is over-subscribed Kmart shares to be converted to Sears Holdings common stock at rate of 1 to 1 Stock conversion element of merger transaction is generally tax free to Kmart and Sears shareholders *Based on $101.61 closing price of Kmart shares on 3/2/05 and the $38.52 average closing price of Sears stock on the 30 trading days prior to 11/17/04

Involvement and Oversight by Sears' Board of Directors Sears' Board unanimously approved the transaction and recommends that it be approved by Sears' shareholders During the merger negotiation process: Sears' Board was regularly apprised, both formally through several board meetings and informally, by Sears management and advisors of the status of negotiations Sears' Board provided guidance to Sears management during the negotiation process Sears' Board meetings to discuss the merger were comprehensive and attended by Sears' financial and legal advisors Sears' Board was provided a fairness opinion by Morgan Stanley

Strategic Rationale - Accelerates Existing Strategies Merger accelerates execution of pre-existing strategies of both retailers: Enables Sears to grow off-mall in locations closer, more convenient to the customer Several hundred Kmart locations to convert to the Sears nameplate over next three years; represents largest expansion in Sears' 119-year history Significantly expands Sears points of distribution in key markets; high concentration of urban and high-density suburban locations Expansion to leverage significant work already completed on Sears' off-mall expansion strategy Without merger, Sears would not have similar access to high quality locations or the capital to fund expansion program of this magnitude Provides Kmart with unique and differentiated products Sears able to expand distribution of industry leading proprietary brands to 1,500 additional outlets

Strategic Rationale - Significant Synergy Opportunities Merger expected to generate significant synergies: Conservatively estimated at $500 million annually: $200 million from revenue synergies Incremental sales productivity from store conversions to Sears nameplate Cross-selling of proprietary brands $300 million from cost savings Merchandise and non-merchandise procurement Supply chain, administrative support, other Savings fully realized by end of third year of combined operations Expect transaction to be accretive in year one, excluding dilutive impact of one-time costs (e.g. severance payments, write-up of assets in connection with transaction, facility consolidations) Merger also provides opportunity to monetize non-strategic real estate and other assets as appropriate

Strategic Rationale - Leverages Leading Proprietary Brands Combines a wealth of leading proprietary brands to further differentiate stores from competition Multitude of industry-leading brands in one location Sears to contribute: Craftsman, Kenmore, Lands' End, DieHard Kmart to contribute: Martha Stewart, Joe Boxer, Jaclyn Smith, Sesame Street Numerous significant merchandising opportunities: Sears' Home Fashions assortment bolstered with Martha Stewart Grow Craftsman brand through rollout of Lawn & Garden products in select Kmart stores Expand distribution of DieHard brand to 1,500 additional stores

Strategic Rationale - Winning Proposition for Customers and Associates Opportunity to build on strong customer relationships already established Sears and Kmart are both vital to communities they serve: Approximately 3 million customer visits each day Approximately 8 million unique website visits each month Approximately 20 million service calls and deliveries each year Approximately 75 million existing customer relationships Excellent opportunity to create winning organization Office of the Chairman: Edward Lampert, Alan Lacy, Aylwin Lewis Creation of results-oriented, high performance environment Focus on retaining best and brightest associates from both organizations Culture centered on delivering against customer expectations, operational excellence, disciplined capital management and creation of shareholder value

Creation of Strong Board of Directors Sears Holdings to have motivated and knowledgeable board Significant experience with retail companies Substantial equity ownership position among board members Sears Holdings to have shareholder friendly governance provisions: Sears Holdings will not have staggered board and shareholders will have increased ability to remove directors Sears Holdings will not have any super-majority approval requirements Sears Holdings' shareholders will be permitted to act by written consent without a meeting

Summary The combination of Sears and Kmart will: Leverage the strength of two leading retailers Create compelling, differentiated customer offerings Create shareholder value through significant synergies Create a winning culture Create strong board; shareholder friendly governance

This presentation contains statements about cost and revenue synergies of the proposed transaction, expected accretion to earnings, and certain other "forward-looking statements" that are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Following are some of the risks and uncertainties that could affect our financial condition or results of operations, and could cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied by these forward-looking statements: failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations, which may be higher or lower than anticipated; the possibility that we will identify new business and strategic options for one or more of its business segments, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting our ability to find qualified vendors and access products in an efficient manner; our ability to successfully implement our initiatives to improve our inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in our pension plan; changes in interest rates; volatility in financial markets; changes in our debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty. In addition, we typically earn a disproportionate share of our operating income in the fourth quarter due to seasonal buying patterns, which are difficult to forecast with certainty. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Forward-Looking Statements

Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (SEC File Number 333-120954), which includes a joint proxy statement- prospectus that is being used to solicit proxies for the proposed business combination. Please read the final joint proxy statement-prospectus, because it contains important information. You may obtain a free copy of the definitive joint proxy statement- prospectus, as well as other filings containing information about Sears Holdings, Sears, Roebuck and Kmart without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084 Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Il. Attention: Office of the Secretary. The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears, Roebuck and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about them and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement-prospectus. Additional Information

Institutional Shareholder Services Presentation Alan J. Lacy Chairman and Chief Executive Officer Sears, Roebuck and Co. March 4, 2005